Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)

Galaxy also announces Special Meeting of Shareholders, scheduled for May 9, 2025, to approve proposed reorganization and domestication in preparation for a U.S. listing

NEW YORK – April 7, 2025 – Galaxy Digital Holdings Ltd. (TSX: GLXY) (“Galaxy” or “the Company”) announced today that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form S-4 (File No. 333-262378) (as amended, the “Registration Statement”) relating to the Company’s previously announced reorganization and domestication from the Cayman Islands to Delaware (together with related transactions, the “Reorganization”) and proposed listing on the Nasdaq Global Select Market (“Nasdaq”) of Class A common stock of Galaxy Digital Inc., a new Delaware holding company (“New Pubco”).

“We’re pleased to announce the effectiveness of our registration statement with the SEC,” said Mike Novogratz, CEO and Founder of Galaxy. “This marks an important milestone for Galaxy, as we take a significant step toward advancing our mission of driving innovation and growth across digital assets and artificial intelligence infrastructure. We look forward to completing the transaction this quarter.”

A special meeting of the Company’s shareholders to approve the Reorganization (the “Special Meeting”) will be held on May 9, 2025 at 10:00 a.m. Eastern Time. Galaxy anticipates listing on Nasdaq under the ticker symbol GLXY shortly after the Special Meeting, contingent on completing the Reorganization.

Holders of record of the Company’s ordinary shares as of the close of business on April 7, 2025 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting. Galaxy will be filing a Canadian management information circular (the “Management Information Circular”) and the prospectus, which will be promptly mailed to shareholders and made available under Galaxy’s profile at SEDAR+ at www.sedarplus.ca. A Frequently Asked Questions document can also be accessed on the Company’s Investor Relations website.

The parties anticipate that the Reorganization will close in mid-May, subject to the approval by the shareholders of the Company and the Toronto Stock Exchange (the

“TSX”). The Nasdaq listing is subject to the closing of the Reorganization and fulfillment of all Nasdaq listing requirements. For a period of time following the consummation of the Reorganization, and immediately following New Pubco’s intended listing on the Nasdaq, New Pubco will remain listed on the TSX.

Additional Information about the Reorganization and Where to Find It
In connection with the Reorganization, the Company and New Pubco filed the Registration Statement with the SEC, which contains a prospectus that will be used as a management information circular in connection with both (i) the solicitation of votes of the Company’s shareholders for the Special Meeting to approve the Reorganization and (ii) the registration of New Pubco’s shares of Class A common stock to be issued in connection with the Reorganization. The Registration Statement was declared effective by the SEC on April 7, 2025. Galaxy will mail the Management Information Circular/prospectus relating to the Reorganization to its shareholders as of the Record Date. The Management Information Circular contains important information about the Reorganization and the other matters to be voted upon at the Special Meeting, including how shareholders can participate and vote at the Special Meeting, the background that led to the Reorganization and the reasons for unanimous recommendation of the special committee of independent Galaxy directors, as well as Galaxy’s board of directors determination, that the Reorganization is fair to shareholders and in the best interest of the Company. This communication does not contain all the information that should be considered concerning the Reorganization and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company and New Pubco may also file other documents with the SEC regarding the Reorganization. The Company’s shareholders and other interested persons are advised to read the Management Information Circular/prospectus and any other documents filed in connection with the Reorganization, as these materials may contain important information about Galaxy, New Pubco and the Reorganization.
Shareholders and other interested persons may obtain a free copy of the Registration Statement, including the Management Information Circular/prospectus contained therein and any other relevant documents filed or that will be filed with the SEC, free of charge, by the Company and New Pubco from the SEC’s website at https://www.sec.gov. SHAREHOLDERS ARE ADVISED TO READ THE FINAL VERSIONS OF SUCH DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of the final versions of such documents can also be obtained without charge, when available, via the Company’s investor relations website: https://investor.galaxy.com. The Company has also engaged TMX Investor Solutions Inc. to assist with the solicitation of proxies. Shareholders with questions on voting their shares should contact TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (877) 478-5043 (toll free within North America) or for outside North America, call direct at (437) 561-5063.

About Galaxy
Galaxy (TSX: GLXY) is a global leader in digital assets and data center infrastructure, delivering solutions that accelerate progress in finance and artificial intelligence. Our digital assets platform offers institutional access to trading, advisory, asset management, staking, self-custody, and tokenization technology. In addition, we invest in and operate cutting-edge data center infrastructure to power AI and high-performance computing, meeting the growing demand for scalable energy and compute solutions in the U.S. The company is headquartered in New York City, with offices across North America, Europe, the Middle East and Asia. Additional information about Galaxy's businesses and products is available on www.galaxy.com

Forward-Looking Statements
The information in this document may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and “forward-looking information” under Canadian securities laws (collectively, “forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the timing and consummation, if at all, of the Reorganization; listing on the Nasdaq; continued listing on the TSX; the Special Meeting, including mailing of the Management Information Circular/prospectus; shareholder and TSX approval of the Reorganization; and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this document are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the inability to complete the proposed Reorganization and/or Nasdaq listing, due to the failure to obtain shareholder and stock exchange approvals, or otherwise; (2) changes to the proposed structure of the proposed Reorganization that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining shareholder or stock exchange approval of the Reorganization; (3) the ability to meet and maintain listing standards following the consummation of the proposed Reorganization; (4) the risk that the proposed Reorganization disrupts current plans and operations; (5) costs related to AI/HPC plans, the transactions, operations and strategy; (6) changes in applicable laws or regulations; (7) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (8) changes or events that impact the cryptocurrency and AI/HPC industry, including potential regulation, that are out of our control; (9) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (10) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (11) the possibility that there is a disruption or change in power dynamics impacting our results or current or future load capacity; (12) any delay or failure to consummate the business mandates or achieve its pipeline goals (13) technological challenges, cyber incidents or exploits; (14) risks related to retrofitting our existing facility from mining to AI and HPC infrastructure, including the timing of construction and its impact on lease revenue; (15) any inability or difficulty in obtaining financing for the AI and HPC financing on acceptable terms or at all; (16) changes to the AI and HPC infrastructure needs and their impact on future plans at the Helios campus; (17) risks associated with the leasing business, including those associated with counterparties; and (18) those other risks contained in the Registration Statement. Factors that could cause actual results to differ materially from those described in such forward-looking statements include, but are not limited to, financing and construction terms and conditions, a decline in the digital asset market or general economic conditions; the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of the stated addressable market; the failure or delay in the adoption of digital assets and the blockchain ecosystem; a delay or failure in developing infrastructure for our business or our businesses achieving our mandates; delays or other challenges in the mining and AI/HPC infrastructure business related to hosting, power or construction; any challenges faced with respect to exploits, considerations with respect to liquidity and capital planning and changes in applicable law or regulation and adverse regulatory developments. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

No Offer or Solicitation
This announcement shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Reorganization. In addition, this announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Reorganization or the accuracy or adequacy of this communication.

Disclaimers and Additional Information
The TSX has not approved or disapproved of the information contained herein.

Contacts

Investor Relations Contact Media Relations Contact
Jonathan Goldowsky Michael Wursthorn
Investor.Relations@galaxy.com media@galaxy.com